ELYS GAME TECHNOLOGY

Nasdaq | ELYS
NEO | ELYS

A Premier Sports Betting & I-Gaming Company

INVESTOR PRESENTATION
MAY 2021

Management



Michele (Mike) Ciavarella

Executive Chairman

- ✓ Joined Elys Game Technology in 2011
- ✓ Managed Funds Association (Investment Portfolio Manager)
- ✓ Kerr Mines Ltd. (Director of Business Operations)
- ✓ B.S. from Laurentian University (Ontario, CA)



Matteo Monteverdi

President and CEO

- ✓ Joined Elys Game Technology in September 2020
- ✓ Sportradar (US President)
- ✓ IGT (Senior Vice President of Global Digital Products, Sports Betting and i-gaming
- ✓ MBA from Bocconi University and JD from Università degli Studi di Milano and



Luca Pasquini

VP of Engineering

- ✓ Co-Founder Odissea GmbH
- ✓ Over 30 years of information technology experience
- ✓ Project manager in various software and technology development projects focused on gaming
- ✓ Team leader in development of Elys Gameboard System



Alessandro Marcelli

VP of Operations

- ✓ Co-founder Newgioco and Multigioco Srl
- ✓ Managing director driving product innovation and growth to over $410 million/yr wagers
- ✓ Over 20 years of extensive experience in regulated leisure betting
- ✓ Executive team leader with Vodafone Italia with specialty in communications



Mark J. Korb

CFO

- ✓ Joined Elys Game Technology in June 2019
- ✓ Served as CFO with over 20-years of experience high-growth companies
- ✓ Bachelor of Commerce and Bachelor of Accounting from University of Witwatersrand, Johannesburg

Disclaimer

This presentation contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words "could," "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions that are intended to identify forward-looking statements. All forward-looking statements speak only as of the date of this presentation. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. Forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections and the trading price for our common stock may fluctuate significantly. Forward-looking statements also are affected by the risk factors described in the Company's filings with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

At a Glance

- Elys Game is a fully integrated, turnkey end to end international **gaming technology company** providing an innovative, world class Betting and i-Casino platform for land based and digital gaming operators.
- A team of approximately 100 people between San Francisco, Innsbruck, and Rome.
- Operates as:
    - B2C licensed retail and i-Gaming operator in Italy and Austria.
    - B2B end-to-end solution provider in N.A. and LATAM.
- Company with over 20 years of experience in regulated sports betting and i-gaming operating two distribution channels:
    i. retail land-based or on-site physical venues, and
    ii. online through PC, tablet and mobile distribution, either directly to licensed operators or through value-added re-sellers or systems integrators in the leisure betting industry
- Planning to launch **U.S. operations in 2021.**
- All new leading-edge, world-class betting platform with a proven end-to-end technology.


PREMATCH
ICE HOCKEY - USA - NHL
Main
1X2
Carolina Hurricanes - New York Rangers
01/08/2020, 18:00
+19
1 +118
X +290
2 +167
Edmonton Oilers - Chicago Blackhawks
01/08/2020, 21:00
+17
1 -104
X +310
2 +197
New York Islanders - Florida Panthers
01/08/2020, 22:00
+20
1 +118
X +280
2 +168
Pittsburgh Penguins - Montreal Canadiens
02/08/2020, 02:00
+20
Login
Bet
Live
Casino
More

Business Highlights

$575M
2020 LTM*
Wagers

$37M
2020 LTM*
Revenue

+44%
Year-over-year revenue growth

USA
Market Expansion Underway

3
Operational Brands

$82.5M
Market Capitalization
(as of May 12'21)

* Note: LTM = Last Twelve Months
* Source: Company filings as of 12/31/2020

Product Differentiators


NEWGIOCO
HOME
PREMATCH
LIVE
10000$
PREMATCH
Basketball
NBA
Play now
PREMATCH
Football
NFL
Play now
PREMATCH
Baseball
MLB
Play now
HOT MATCH
NBA
Chicago B. - Boston C.
Play now
HOT MATCH
NFL
Dallas C. - Seattle S.
Play now
COMING SOON
Stay tuned!
Play now
Products
Prematch
Play now
Live
Play now
Settings

Agnostic, full service and easy to integrate

- State of the art technology based **on microservices**
- **Highly scalable** architecture with **limited footprint**
- Truly **multichannel** digital capabilities ready to be **integrated with retail-based** system and operations
- **Digital experience** at the **retail location**
- Already integrated with **multiple payment and geo-location** providers
- One stop shop iGaming **plug and play system** for 3rd party content providers:

✓ **Casino** and **Table Games**

✓ **Virtual Dealer** and **Virtual Sports**

✓ **Poker** and **Bingo**

End-to-end Solution

Our Business Model for the U.S.

- Risk Management
- Financial Management
- Customer Management
- Content Management

- Trading Services
- Field Services
- Reporting
- Customer Service


ELYS GAME
TECHNOLOGY
Back Office
Management
24/7 Service
Front End
Digital
Land-based
Customer
GRAND CENTRAL
Sportsbook
Player
Payment
Data Feed
Technical API
Interfaces
Sports
3rd Party Gaming
Virtual Sports
Content

Land-Based
- Terminal (SSBT, POS)
- Shop

Digital
- Desktop
- Mobile

Market Driven B2B2C Demand

ELYS Goal: become the #1 supplier to U.S. B2B2C betting operators across the nation

TECHNOLOGY


ELYS
GAMEBOARD

- Over 15,000 / month in-play events
- Dedicated pricing with over 12 proprietary bet markets
- Flexible cash-out, free bets and & combo bonus
- Integration with all major live streaming and visualization providers
- Innovative 3rd party integrations
- Intelligent bet acceptance engine
- Rick management tiered to liability of each operator tethered to risk factors and market movements
- Live traders 24/7


KNOW
HOW

Set Payout & Set Odds
By sports league, bet market and match status

Min Bet-Max Win
By customer segment, sports league, bet market and match status

Combo Bonus
Enhanced payouts on combos for sports leagues and bet types customized by operator

Enhanced Odds
Competitive odds for player segments or as a promotional tool

Favorite Strategy
Increased odds - on favorite match of the day

A powerful, cost effective end-to-end, one-stop solution to compete effectively with established operators

Facilitating Digital Transformation

i-gaming solution – is a complex ecosystem


LAND-BASED CASINO
CASINO
Converting a casino sportsbook patron into a digital player is not a simple process
i-gaming player
Platform
Sports
i-Gaming
Support Services

Integrated Technology Matrix

…that requires orchestration with best-in-class partners


LAND-BASED CASINO
CASINO
Affiliates
Payments
Geo Location
Virtual Currency Wallet
KYC
Real Money Gaming Wallet
Integrity
ELYS GAME
Back-Office CRM
Land-based Integration
i-Casino
Aggregation Layers
Skill Games
Sports Data Feed
Sports Book
i-Poker
Risk Management
Marketing And Player Services
i-gaming player
Platform
Sports
i-Gaming
Support Services

U.S. Market Opportunity

Live in 2018	Live in 2019 - 2020	Live in 2020 - 2022	Live in or after 2023	Unlikely to Pass
Wave 1	**Wave 2**	**Wave 3**	**Wave 4**	**Wave 5**
Delaware*	Arkansas	Connecticut	Alabama	Alaska
Mississippi	Colorado	Kansas	Arizona	Hawaii
Nevada*	District of Columbia	Maine	**California**	Utah
New Jersey*	Illinois	Maryland	Florida	Wyoming
New Mexico	Indiana	Massachusetts	Georgia	
Pennsylvania	Iowa	Missouri	Idaho	
Rhode Island	Michigan	New York	Louisiana	
West Virginia	Montana	North Dakota	Kentucky	
	New Hampshire	Ohio	Minnesota	
	North Carolina	Vermont	Nebraska	
	Oregon	Virginia	Oklahoma	
	Tennessee	Washington	South Dakota	
			Texas	
			Wisconsin	

*Note: States with approved i-gaming regulation

Est. Percentage of the U.S. adult population

Wave 1	Wave 2	Wave 3	Wave 4	Wave 5
10%	**22%**	**21%**	**45%**	**2%**

Based on public statements: Morgan Stanley estimates that with **50% of the U.S.** having access to legal sports betting by 2025, the market could generate about **$7 billion in revenue** and theoretically a 50-state US sports betting market could generate $15 billion annually.

U.S. Market Opportunity

The U.S. Sports Betting and i-Gaming Market Estimated to be $30 - $35 Billion at Maturity

Total Addressable Market for U.S. Sports and i-Gaming has Significant Potential

- Acceleration of gaming legislation at state level
- Increased adoption by consumers as leisure betting becomes more mainstream
- Integration with national sports and media brands


$. Billions
30 - 35
18
1
2019A
2025
Stabilized
+ 78% CAGR

Source Note: Estimated total addressable market size based on recent public statements by Macquarie and Goldman Sachs

Driving Value to U.S. Operators

First mover advantage: Elys’ first U.S. rollout - Washington, D.C. - Targeting Q2-2021 *(subject to licensing approval)*

Elys is well positioned to capture market share in Washington, D.C. - slated to be **one of the most promising opportunities in the U.S.**

- Washington, D.C. activated retail and online sports betting in 2020
- Gross Revenue per capita is showing to be among the highest in the country
- 75% of the GRR is generated at retail
- Elys is partnering up with Grand Central Sportsbook as its **first Class B customer** in the U.S. market





Total Revenue Per Adult – Last 12 Months*


$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
NJ
DE
MS
WV
PA
RI
IA
IN
OR
NH
DC*

* For DC annualized value calculated over 7 moths actuals (Aug 2020 – Feb 2021)

$30-40M
Steady State Market Size**

7%-15%
Target: Elys Market Share

** Internal estimates based on DC Lottery data

U.S. Go to Market Strategy

- Capture larger piece of value chain with effective B2B2C revenue model
- Technology has been optimized to fit the Sports betting legislation in the U.S.
  - ✓ Under contract in two states and in progress with multi-jurisdictional license
- Certifications:
  - GLI-33 certified retail solution
  - GLI RNG certified Virtual solution
- ISO 27001 management system certified



Information Security Management System ISO 27001 Certified

Gaming Labs Certified

RNG CERTIFIED

Balance Sheet

	December 31, 2020	March 31, 2021
Cash and cash equivalents	$ 18,945,817	$ 21,524,648
Total Assets	$ 35,857,979	$ 38,511,077
Total Debt	$ 34,547	$ -
Total Liabilities	$ 15,701,626	$ 12,292,541
Total Liabilities & Stockholders' Equity	$ 35,857,979	$ 38,511,077

- ✓ Strong cash position to support organic growth in U.S. from 2021 through 2025
- ✓ No debt
- ✓ Significant acquisition opportunities in rapidly growing US market
- ✓ Insider ownership of ~42%



Robust Operations

In Thousands (,000's)	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	03/31/2021
Total Turnover (Gross Wagers)	$ 121,952	$ 218,520	$ 413,226	$ 454,133	$ 574,258	$ 243,158
Total Revenue	$ 8,898	$22,865	$ 34,575	$ 35,583	$ 37,266	$ 14,157
Selling expenses	$ 5,846	$ 14,672	$ 24,142	$ 27,584	$ 26,109	$ 10,662
Gross Profit	$ 3,052	$ 8,193	$ 10,433	$ 7,999	$ 11,157	$ 3,495
Total expenses	$ 4,513	$ 5,513	$ 10,588	$ 10,995	$ 13,789	$ 4,145
Operating Income	$ (1,461)	$ 2,680	$ (155)	$ (2,996)	$ (2,632)	$ (650)



- From May 2018, company invested available discretionary cash from Italian B2C operations on post-PASPA development of U.S. platform.

Goals and Milestones

- Plan to establish **first regulated Class B sports book locations in the District of Columbia** with additional locations to follow across the U.S.
- Continued growth through installation of **additional self-service point of sale terminals throughout Italy**
- **Optimize land-based sports betting handle** as physical locations reopen following the COVID-19 pandemic
- **Expansion of both B2B and B2C platforms** through additional regulated European markets
- Strategic **partnerships and acquisitions** in North America and Europe

Highly Scalable Business Model

	Pro-Forma/Annualized Run-Rate	Est. Near-Term Goal (1-2 Years)	Est. Mid-Term Goal (3-5 Years)
Revenue	~$37M	$50M+	$100M+
Gross Margin (All Products)	~6.5%	~12%	~18%
Operating Margin	-	8%-12%	16%-18%

- Modern, micro-services tech architecture facilities low-cost scalability with a limited footprint in each new state
- Focus on both organic growth and acquisitions
- Anticipate **profitability and strong cash flow** as revenue increases
- Clean capital structure and solid balance sheet: ~ **$21 million of cash** and cash equivalents
- Positive working capital; and over $26 million of stockholders' equity

Key Statistics

Ticker:	**ELYS**
Exchange:	NASDAQ / NEO
Share price (as of 05/12/21):	$3.75
Common stock outstanding (as of 05/12/21):	22.0 M
Market capitalization (as of 05/12/21):	$82.5 M
Stock options (weighted average strike price $2.47) (as of 05/12/21)	1.7 M
Warrants (weighted average strike price $2.66) (as of 05/12/21):	0.6 M
Insider ownership (as of 04/31/21):	41.4%
Fiscal year-end:	December 31



www.elysgame.com

ELYS GAME

TECHNOLOGY

ELYS | NASDAQ and NEO LISTED